UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
[Rule 13d-101]

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

CAREDX, INC.

(Name of Issuer)

Common Stock, Par Value $0.001 Per Share

(Title of Class of Securities)

14167L103

(CUSIP Number)

Herr Ludwig Merckle
Nicolaus Otto Straße 25
89079 Ulm
Baden-Wurttemberg
Germany
Phone: +49 731 2555 12

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

June 16, 2016

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of Reporting Persons Merckle International GmbH

2	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)	☐

(b)	☐

3	SEC Use Only

4	Source of Funds: WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization
Germany

Number of	7	Sole Voting Power 1,118,830
Shares
Beneficially Owned by Each Reporting Person With	8	Shared Voting Power 0

	9	Sole Dispositive Power 1,118,830

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,118,830

12	Check Box if the Aggregate Amount in Row 11 Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row 11 5.1%

14	Type of Reporting Person (See Instructions) CO

Item 1.	Security and Issuer.

This Schedule 13D/A relates to common stock, par value $0.001 per share (“Common Stock”) and warrants, of CareDx, Inc. (the “Issuer”). Issuer’s principal executive offices are located at 3260 Bayshore Boulevard, Brisbane, California 94005.

Item 2.	Identity and Background.

This Schedule 13D/A is filed by Merckle International GmbH (the “Company”). The Company is a Gesellschaft mit beschränkter Haftung (“GmbH”) registered in Germany. The Company’s business address is Nicolaus Otto Straße 25, 89079 Ulm, Germany. The Company is a German holding company.

During the past five years, the Company (a) has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and (b) was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, where, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds and Other Consideration.

Since November 21, 2014, the date of the initial filing of this Schedule 13D, the Company used the funds set forth below from the sources set forth below in making the following purchases:

On January 16, 2015, the Company purchased 500 shares of Common Stock for $2,719.23, using working capital.

On January 20, 2015, the Company purchased 2,500 shares of Common Stock for $13,661.20, using working capital.

On February 13, 2015, the Company purchased 2,900 shares of Common Stock for $16,126.26, using working capital.

On February 17, 2015, the Company purchased 4,100 shares of Common Stock for $22,786.90, using working capital.

On February 20, 2015, the Company purchased 6,761 shares of Common Stock for $36,218.41, using working capital.

On February 23, 2015, the Company purchased 4,500 shares of Common Stock for $24,112.13, using working capital.

On February 24, 2015, the Company purchased 1,300 shares of Common Stock for $6,965.73, using working capital.

On February 25, 2015, the Company purchased 2,100 shares of Common Stock for $11,270.91, using working capital.

On February 26, 2015, the Company purchased 4,410 shares of Common Stock for $23,746.66, using working capital.

On February 27, 2015, the Company purchased 7,829 shares of Common Stock for $42,119.55, using working capital.

On March 19, 2015, the Company purchased 800 shares of Common Stock for $4,402.12, using working capital.

On March 20, 2015, the Company purchased 2,300 shares of Common Stock for $12,645.58, using working capital.

On May 13, 2015, the Company purchased 10,000 shares of Common Stock for $43,258.00, using working capital.

On May 20, 2015, the Company purchased 400 shares of Common Stock for $1,718.50, using working capital.

On May 21, 2015, the Company purchased 4,665 shares of Common Stock for $20,041.96, using working capital.

On May 22, 2015, the Company purchased 5,835 shares of Common Stock for $25,708.65, using working capital.

On May 26, 2015, the Company purchased 7,735 shares of Common Stock for $33,772.79, using working capital.

On May 27, 2015, the Company purchased 11,365 shares of Common Stock for $49,426.73, using working capital.

On April 12, 2016, the Company purchased 49,870 shares of Common Stock for $174,774.90 and 249,350 shares of Series A Mandatorily Convertible Preferred Stock (“Preferred Stock”) of the Issuer for $873,874.50, using working capital. Each share of Preferred Stock was mandatorily convertible into one share of Common Stock, subject to certain adjustments, and would be mandatorily converted into Common Stock upon Issuer’s receipt of required stockholder approval.

On April 12, 2016, the Issuer issued to the Company a warrant to purchase Common Stock (the “Warrant”) entitling the Company to purchase 149,610 shares of Common Stock (the “Warrant Shares”). The initial exercise price for the Warrant Shares is $4.98, subject to adjustments provided for in the Warrant.

On June 16, 2016, the Company’s shares of Preferred Stock were mandatorily converted into 249,350 shares of Common Stock, and the Warrant Shares became exercisable for seven years from such date.

Item 4.	Purpose of Transaction.

The Company acquired the shares of Common Stock and the Warrant for investment purposes.

The Company expects to acquire additional shares of Common Stock in the future. However, such purchase of additional shares shall not exceed, when combined with the already acquired shares of Common Stock and the Warrant Shares, twenty percent of the outstanding shares of Common Stock.

Except as set forth herein, the Company does not have present plans or proposals at this time that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. The Company reserves the right to change its intentions and develop plans or proposals at any time, as it deems appropriate. The Company may at any time and from time to time, in the open market, in privately negotiated transactions or otherwise, acquire additional securities of Issuer or dispose of all or a portion of the securities of Issuer.

Item 5.	Interest in Securities of the Issuer.

(a)	As of the date hereof, the Company beneficially owns 1,118,830 shares of Common Stock (including the Warrant Shares), which represent 5.1% of the outstanding Common Stock based solely on information that the Issuer provided to the Company following the June 16, 2016 annual meeting of Issuer’s stockholders. The Issuer has informed the Company that there were 18,925,076 shares of Common Stock issued and outstanding, and an additional 2,978,087 shares of Common Stock issuable upon exercise of issued and outstanding warrants, as of the close of business on June 16, 2016.

(b)	The Company has sole or shared voting and dispositive power with respect to the following numbers of shares of Common Stock (including the Warrant Shares):

(i)	Sole power to vote or to direct the vote: 1,118,830
(ii)	Shared power to vote or to direct the vote: 0
(iii)	Sole power to dispose or to direct the disposition of: 1,118,830
(iv)	Shared power to dispose or to direct the disposition of: 0

(c)	Except as provided below, no transactions with respect to the Common Stock have been effected by the Company during the 60 days prior to the date of this Schedule 13D/A.

On June 16, 2016, the Company’s shares of Preferred Stock were mandatorily converted into 249,350 shares of Common Stock, and the Warrant Shares became exercisable for seven years from such date.

(d)	Inapplicable.

(e)	Inapplicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Issuer issued the Warrant substantially in the form of the Form of Warrant filed pursuant to Item 7 below entitling the Company to purchase 149,610 shares of Common Stock.

Item 7.	Material to be Filed as Exhibits.

Exhibit 1	Form of Warrant (incorporated by reference to Exhibit 10.3 to the Issuer’s current report on Form 8-K filed on April 14, 2016).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 24, 2016

MERCKLE INTERNATIONAL GMBH

By:	/s/ Ludwig Merckle
Ludwig Merckle Managing Director